U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
() Form 3 Holdings Reported
(x) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Cronin, Michael F.
   One Federal Street 21st Floor
   Boston, MA USA 02110
2. Issuer Name and Ticker or Trading Symbol
   Tweeter Home Entertainment Group, Inc. TWTR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/30/99
If Amendment, Date of Original (Month/Year)

Relationship of Reporting Person to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner ( ) Officer (give title below)
   ( ) Other (specify below)

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock                 |2/2/99|S   |470054            |D  |28.67      |0                  |I     |By Partnership [1]         |
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Common Stock                 |2/2/99|C   |11832             |A  |6.46       |0                  |I     |By Partnership [2]         |
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Common Stock                 |5/6/99|J [3|173939            |D  |29.125     |0                  |I     |By Partnership             |
                             |      |]   |                  |   |           |                   |      |                           |
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Common Stock                 |5/6/99|J [4|657               |A  |29.125     |657                |D     |                           |
                             |      |]   |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Option [5]              |29.625  |4/30/|A   |1750       |   |4/30/|4/30/|Common Stock|1750   |29.625 |7000        |D  |            |
                        |        |99   |    |           |   |00   |05   |            |       |       |            |   |            |
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Option [6]              |32.125  |7/28/|A   |3500       |   |7/28/|7/28/|Common Stock|3500   |32.125 |7000        |D  |            |
                        |        |99   |    |           |   |00   |05   |            |       |       |            |   |            |
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Warrant                 |6.46    |2/2/9|C   |           |118|     |     |Common Stock|11832  |6.466  |0           |I  |By          |
                        |        |9    |    |           |32 |     |     |            |       |       |            |   |Partnership |
                        |        |     |    |           |   |     |     |            |       |       |            |   |[7]         |
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
Explanation of Responses:
1, 2. The shares are owned by Weston Presidio Offshore Capital, CV. Mr. Cronin is a General Partner of Weston Presidio Capital Management, LP, which is the General Partner of Weston Presidio Offshore Capital, CV. Mr. Cronin disclaims benefical ownership except to the extent of his pecuniary interest in these shares.
3. These shares were disposed of in a distribution by Weston Presidio Offshore Capital, CV. to its Limited Partners.
4. These shares were acquired in a distribution from Weston Presidio Offshore Capital, CV. to Weston Presidio Management Company, Limited Parnership. The shares were then distributed to Mr. Cronin.
5. The 1,750 option shares granted on 4/30/99 are subject to an annual vesting schedule, to be fully vested by 4/30/2002.
6. The 3,500 option shares granted on 7/28/99 are subject to an annual vesting schedule, to be fully vested by 7/28/2002.
7. The warrants were owned and converted to stock by Weston Presidio Offshore Capital, CV. Mr. Cronin is a General Partner of Weston Presidio Capital Management, LP, which is the General Partner of Weston Presidio Offshore Capital, CV. Mr. Cronin disclaims benefical ownership except to the extent of his pecuniary interest in these shares.

Joseph G. McGuire
SIGNATURE OF REPORTING PERSON
/Signature/
Michael F. Cronin
DATE
11/18/99